U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

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                                                     SEC FILE NUMBER
                                                         33-28562
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                         (Check One):
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                                                      CUSIP NUMBER
                                                        891535106
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[ ] Form  10-K [ ] Form 20-F [ ] Form  11-K [X] Form  10-QSB [ ] Form  N-SAR
                [ ] Form 10-KSB    For Period Ended: June 30, 1999

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                  [  ]     Transition Report on Form 10-K
                  [  ]     Transition Report on Form 20-F
                  [  ]     Transition Report on Form 11-K
                  [  ]     Transition Report on Form 10-Q
                  [  ]     Transition Report on Form N-SAR
                  For the Transition Period Ended:  ______________

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                  Nothing  in this form  shall be  construed  to imply  that the
         Commission has verified any information contained herein.

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         If the  notification  relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I--REGISTRATION INFORMATION

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         Full Name of Registrant:   Toucan Gold Corporation

         Former Name if Applicable: N/A

         Address of Principal Executive Office (Street and Number)

                                                 8201 Preston Road
                                                     Suite 600
                                                Dallas, Texas 75225
                                            (City, State and Zip Code)


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PART II--RULES 12B-25 (B) AND (C)

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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K, 10-QSB or N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's  statement or  other exhibit required by Rule
12b-25(c) has been attached if applicable.

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PART III--NARRATIVE

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State  below in  reasonable  detail the  reasons  why annual  report,  quarterly report, transition report on Form 10-KSB, 20-F, 11-K, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed period.

         The Company has recently divested itself of substantially all of its assets relating to its primary industry of mining pursuant to the sale of the shares of its principal mining subsidiary to Minmet Plc. In addition, the Company has announced the proposed spin-off of Toucan Mining Limited, its wholly owned subsidiary that owns the Company's remaining mining interests. Moreover, the Company has completed the acquisition of a company engaged in the Internet industry. Each of these transactions are reported in Forms 8-K filed with the Securities and Exchange Commission. As a result of these substantial changes in the Company's business operations, the Company must prepare significant additional disclosure to describe such transactions and its new Internet business and to otherwise comply with the Commission's Exchange Act reporting requirements.

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PART IV--OTHER INFORMATION

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         (1) Name and  telephone number  of person  to contact in regard to this notification

             L. Clark Arnold                 (520)                 742-0991
                 (Name)                   (Area Code)         (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [X]  Yes    [ ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X]  Yes    [ ]  No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                             Toucan Gold Corporation


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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 17, 1999                  By: /s/ Robert P. Jeffcock
                                           -------------------------------------
                                           Robert P. Jeffcock
                                           President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be field with the form.

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                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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                 ATTACHMENT WITH RESPECT TO PART IV. QUESTION 3.

         As described in the Part III Narrative, the Company has recently sold substantially all of its mining, and mining-related, assets to Minmet Plc, an Irish Company, through the sale of the shares of one of the Company's wholly-owned subsidiaries. As a result of the sale, the Company recognized an extraordinary one-time gain of approximately $800,000 during the period ended June 30, 1999. Such gain will increase the Company's reported income substantially when compared to the Company's income during the comparable period of 1998.